

OFFERING MEMORANDUM

facilitated by



Black Mule

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Black Mule
State of Organization	CA
Date of Formation	05/10/2021
Entity Type	Limited Liability Company
Street Address	10995 Bluffside Dr Apt 2326, Studio City CA, 91604
Website Address	www.blackmule.co

(B) Directors and Officers of the Company

Key Person	John Allen

Position with the Company
                Title
           First Year
	CEO
	2021

Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities. • President (FTG Development, 01/2016 - Present) - Responsible for the day to day operations of a 38-year-old nursery in the State of Florida • President (Biom Therapeutics, 05/2019 - Present) - Responsible for working with a team of doctors, scientists, and CRO to advance lead drug candidate, Bio017, a CBD novel drug through clinical trials for FDA commercialization approval

Key Person	Tyrone Gomes

Position with the Company
                Title
           First Year
	Co-Founder
	2021

Other business experience (last three years)	• **Co-Founder** (*Albert Einstones, 03/2012 - Present*) — Multi-State-based cannabis brand that offers 'The World's Finest Cannabis Experience'. A subsidiary of Albert Einestone.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Tyrone Gomes	20%

(D) The Company's Business and Business Plan

Our Offerings

With the use of nanotechnology, all Black Mule coffee is uniquely formulated to dissolve seamlessly in water instantly. All Black Mule coffee is already pre mixed with sugar and non dairy creamer to emphasize the flavor of the beans and provide ease of use.

- Each serving comes in discreet individual packaging that can easily be used on the go.
- The initial launch of Black Mule instant coffee will include four formulations:
- Hot Coffee: dissolve in 8 oz of hot water
- Iced Coffee: dissolve in 5 oz of cold water, add ice
- Decaf Coffee: dissolve in 8 oz of hot water
- Cafe Latte: dissolve in 5 oz of either hot or cold milk
- We created the instant coffee to be infused with CBD, Delta-8 and THC. With these three different infusions, in the four coffee varieties, BlackMule can easily be sold in almost every state across the United States of America.
- With unique access to the best specialty coffee beans in the world, Black Mule will work directly with farmers to enhance their margins and quality of life while ensuring the beans are sustainably grown and to produce flavor-enriched instant coffee.

The Market

In 2020 there were 3.43 million recreational cannabis users in the United States. Eighteen states, two territories, and the District of Columbia have legalized small amounts of cannabis (marijuana) for adult recreational use.

- Hemp-derived CBD products containing less than 0.3% THC are legal on the federal level, but some state laws still prohibit hemp CBD. During the high point, in May 2021, Google received more than three times as many queries for CBD as it did for Beyoncé. Delta-8 can be extracted from either hemp or cannabis.
- Because of the 2018 Farm Bill, hemp can be legally grown and used for extractions all over the United States. By 2024, the U.S. cannabis drink sales market is expected to reach a total of $4 Billion USD. The average American drinks 3.1 cups of coffee per day.

Our Story

Black Mule is dedicated to bringing high quality, verifiable-dosed, infused coffee and beverage products to the adult use and medicinal markets. We have decades of cannabis and pharmaceutical experience. The core team is comprised of business professionals, with a provable track record in cultivation, nano technology, manufacturing, distribution, sales, and community involvement.

- Winner of International Brewer's Cup and Barista Championship, Specialty Gourmet Coffee.
- Developed and commercialized game changing, patented Nano Technology.
- Established distribution partnerships with leaders in the market.
- Partnering with Skills Center, Black Mule will create a Barista Academy offering internships,

training, ACT/SAT prep, and mentorship programs to give back in communities.

Barista Academy

By partnering with Skill Centers, Black Mule will create a Barista Academy offering internships, trainings, ACT/SAT prep, and mentorship programs to give back in urban communities.

- The Academic Café is a state of the art, collaborative learning environment where students in 1st –12th grade can participate in educational programs that positively support academic success.
- The Café provides interaction-learning zones that encompass both collaborative group and independent work areas offered in person and virtual learning environment. The Café is offered in a comfortable and quiet learning setting.

OUR MISSION

To become the recognized leader in the infused market for providing an outstanding selection of premium coffee beverages & products.

The Team

John Allen, CEO

Experienced leader with over 20+ years delivering 50MM+ global enterprise-based solutions across business organizations and technology functions for Fortune 50 companies. John, is a co-founder of Biom Therapeutics, a clinical-stage biopharmaceutical company developing therapeutics for rare neurological childhood diseases utilizing their lead CBD-based drug, BIO017. John, also is the owner of FTG Development, a 38-year-old nursery in the State of Florida and have applied to be awarded a vertically integrated Medical Marijuana Treatment Center license.

Tyrone Gomes, President

A cannabis entrepreneur with a decade of experience and is known as one of the leading cannabis experts who can develop sound business models and strategies for companies large and small. During the first year of marijuana legalization in California Tyrone's experience secured three licenses for the company he co-founded, Albert Einstone's, makers of El Blunto and Simply Stoneade. Tyrone's brands are currently supported by over 450 retailers throughout California. Tyrone is co-founder of Chill Hill Bean Company, a cannabis seed bank and is regularly testing innovative technologies, products and methodologies in pursuit of perfecting commercial cultivation.

Dr Bobban Subhadra, Chief Scientific Officer

President of a pharmaceutical company focused on microbiome and feminine-focused Healthcare.

Co-founder of Biom Therapeutics, a clinical-stage biopharmaceutical company developing therapeutics for rare neurological childhood diseases utilizing their lead CBD-based drug, BIO017.

Jeffrey Allen, Chief Operations Officer

Experienced entrepreneur with over 10 years experience in global supply-chain and logistics. He has excelled in a number of disciplines including business development, global staffing, vendor management and technology innovations. Jeff is the co-founder of Nano Hydrate, for the past

two years Jeff and his team have formulated & manufactured numerous niche Cannabinoid products out of their cGMP certified & FDA registered facility in Sarasota, Florida.

Chris Ward, VP Social Development / Community Relations

Experienced Vice President Of Development with a demonstrated history of working in the non-profit organization management industry. Strong business development professional skilled in Capital Campaigns, Social Media, Basketball Coaching, Athletics, and Volunteer Management.

Demetric Solomon, VP Sales

Senior Corporate Manager with a 20-year career at a Fortune 100, $4.5 billion global telecommunications company. Constructed, supported, and lead top producing teams and processes under the financial services, customer service, and sales arena.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	August 3, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section

(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$18,500	$92,500
Foundational & Company Expenses	$21,500	$107,500
Inventory	$4,500	$22,500
Facility expansion	$2,500	$12,500
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering

Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 2.5%[2]
Payment Deadline	2025-09-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.2 x 2.0 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.4%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.5%
$100,000	1.0%
$150,000	1.5%
$200,000	2.0%
$250,000	2.5%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 2.2x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 2.0x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Tyrone Gomes	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through

regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

As of February 2022, Black Mule, LLC has already brought on investment partners. These initial investments are sourced from friends and family and will be senior to any investment raised on Mainvest. In addition to the Black Mule, LLC's outstanding debt and the debt raised on Mainvest, Black Mule, LLC may require additional funds from alternate sources at a later date

Forecasted milestones

Black Mule forecasts the following milestones:

- Secure lease in Los Angeles, California by December 2021.

- Hire for the following positions by May 2022: Sales Manager

- Achieve $4,000,454 revenue per year by 2024.

- Achieve 2,1000,000 net profit per year by 2024.

Other challenges

Black Mule has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Changes in California's Cannabis Regulations

- Changes in 2018 Hemp Farm Bill Policy

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$4,000,454	$4,600,522	$6,900,783	$7,245,822	$7,608,113
Cost of Goods Sold	$800,091	$920,104	$1,380,157	$1,449,165	$1,492,637
Gross Profit	$3,200,363	$3,680,418	$5,520,626	$5,796,657	$6,115,476
EXPENSES					
Rent	$60,000	$70,380	$107,681	$107,681	$107,681
Office & Cleaning supplies	$25,200	$29,560	$45,226	$47,487	$49,861
Salaries	$39,000	$45,747	$69,993	$73,492	$77,167
Travel expenses	$38,400	$45,043	$68,916	$72,362	$0
Equipment Maintenance	$3,600	$4,223	$6,461	$6,784	$3,972
Repairs & Maintenance	$0	$0	$0	$0	$0
Legal & Professional Fees	$0	$0	$0	$0	$0
Licensing Fee	$72,297	$83,142	$124,713	$124,713	$124,713
Services, Subscriptions & Software	$4,800	$5,630	$8,615	$9,046	$9,498
Banking Fees	$10,200	$11,965	$18,306	$19,221	$20,182
Fleet Maintenance	$20,400	$23,929	$36,612	$38,443	$40,365
General Liability and Vehicle Insurance	$4,800	$5,630	$8,615	$9,046	$9,498
Contingency	$16,500	$19,355	$29,612	$31,093	$32,648
Marketing	$87,012	$102,065	$156,160	$163,968	$172,166
Operating Profit	$2,818,154	$3,233,749	$4,839,716	$5,093,321	$5,467,725

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A

MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V